

July 15, 2015

Via Email
Aneliya Crawford, Esq.
Olshan, Frome, & Wolosky LLP
65 East 55th Street
New York, NY 10022

> **Re:** **Casella Waste Systems, Inc.**
> **Definitive Soliciting Materials on Schedule 14A filed by JCP**
> **Investment Partnership, LP, JCP Single Asset Partnership, LP, JCP**
> **Investment Partners, LP, JCP Investment Holdings, LLC, JCP**
> **Investment Management LLC, James C. Pappas, Brett W. Frazier**
> **and Joseph B. Swinbank.**
> **Filed May 29, 2015**
> **File No. 000-23211**

Dear Ms. Crawford:

We have reviewed the response letter dated June 29, 2015 and have the following comments.

1. Please supplementally clarify whether any of the discussions with the three parties referenced also involved a discussion of JCP's intent to nominate its slate of directors at the 2015 annual meeting.

2. Supplementally clarify whether Company A or B are reporting persons under Regulation 13D-G.

3. In future filings, if you continue to make similar assertions regarding JCP's contact with "multiple potential strategic acquirers", please provide greater balance and context to the assertions. For example, and based on the response letter, please specify the number of potential strategic acquirers and disclose (i) whether or not any specific proposal was discussed and (ii) whether or not any of the parties have continued from that time to express an interest to JCP with respect to Casella and/or potential transactions involving Casella.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions